SEC – Résultats Q1-2004

Valeo

04036978

Paris, September 7, 2004

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

RECEIVED
2004 SEP 20 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File n° 82 - 3668
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed our latest release dated September 6, 2004, concerning Valeo capital increase reserved for the Group's employees.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

Encl.

dw 9/20

INFOS Valeo NEWS

04.21

Valeo capital increase reserved for the Group's employees

PARIS, France, September 6, 2004 - Valeo today announced the launch of an employee shareholding plan with a share capital increase authorized by the Annual General Shareholder's Meeting of April 5, 2004. The maximum number of shares in this plan is 1,760,000[1], without preferential subscription rights, representing 2.1% of the capital of the Group. This plan should be available to about 62,000 employees in France and abroad, subject to compliance with local regulations.

This employee shareholding plan has two formulae: "classic" and "leverage with capital guarantee".

The subscription price of the shares issued for this operation will be the average opening Valeo share price during the twenty working days of the Stock Exchange prior to the date at which the Board of Directors - or by delegation its Chairman - fixes the opening of the subscription period, with a discount of 20% and rounded up to the next euro cent. The opening of the subscription period and the price fixing date should be November 24, 2004.

The provisional calendar for the operation is:

- September 30 to October 13 inclusive:	Reservation period
- November 24 2004	Fixing of Subscription price
- November 26 to December 1 inclusive:	Possible retraction period
- December 16 2004	Capital increase implementation

The prospectus concerning this capital increase received visa N° 04-738 from the Financial Markets Authority on 27 August 2004. It is freely available from the Valeo Head Office and will be published on the Group's website (valeo.com) as well as on the Financial Markets Authority website(www.amf-france.org).

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 128 plants, 65 R&D centers, 9 distribution centers and employs 68,800 people in 25 countries worldwide (end June 2004).

For further information please contact :

Kate Philipps,
Group Communications Director,
Tel.: 01.40.55.20.65,
kate.philipps@valeo.com

[1] The subscription of 580 000 of these shares is reserved for the Société Générale in order to offer to employees of certain subsidiaries outside France a leverage offer equivalent to that proposed by a mutual employees investment fund (FCPE).